===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ________________

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

               For the quarterly period ended September 30, 1998

                                _______________

                      VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                The Netherlands
                    (Address of principal executive offices)

                                 ______________

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F __X__       Form 40-F _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____       No __X__

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     N/A


===============================================================================

                    VERSATEL TELECOM INTERNATIONAL N.V.
      REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1998

                                     INDEX

                                                                               PAGE
                                                                               ----
PART I: FINANCIAL INFORMATION

Item 1. Financial Statements

        Audited Condensed Consolidated Balance Sheet as of December 31, 1997
          and Unaudited Condensed Consolidated Balance Sheet
          as of September 30, 1998 .............................................  3

        Unaudited Condensed Consolidated Statements of Operations for
          the Quarterly Periods ended September 30, 1997 and 1998 and for the Nine Month Periods Ended September 30, 1997 and 1998 .............  5

        Unaudited Condensed Consolidated Statements of Cash Flows for
          the Nine Months Ended September 30, 1997 and 1998 ....................  6

        Unaudited Condensed Consolidated Statement of Shareholders' Equity for
         the Nine Months Ended September 30, 1998 ..............................  7

        Notes to the Unaudited Condensed Consolidated Financial Statements......  8

Item 2. Management's Discussion and Analysis of Financial Condition
        and Results of Operations ..............................................  9

PART II: OTHER INFORMATION ..................................................... 19

SIGNATURES ..................................................................... 20

                                     PART I
                             FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS

            VERSATEL TELECOM INTERNATIONAL N.V. AND ITS SUBSIDIARIES

                 AUDITED CONDENSED CONSOLIDATED BALANCE SHEET
          AS OF DECEMBER 31, 1997 AND UNAUDITED CONDENSED CONSOLIDATED
                     BALANCE SHEET AS OF SEPTEMBER 30, 1998

                                                                                      September 30,
                                                                December 31,               1998
                                                                    1997               (Unaudited)
                                                                ------------   ----------------------------
                                                                    NLG             NLG            US$
ASSETS

Current Assets:
  Cash .....................................................       1,345,981     239,647,819    127,472,244
  Current portion of restricted cash .......................          75,980              --             --
  Accounts receivable, net of allowance for doubtful
     accounts of NLG 65,000 and NLG 208,602, respectively ..       1,804,373       5,898,552      3,137,528
  Inventory ................................................         417,572       1,128,695        600,370
  Prepaid expenses and other ...............................       1,995,251       3,307,981      1,759,564
                                                                ------------   -------------  -------------
     Total current assets ..................................       5,639,157     249,983,047    132,969,706
                                                                ------------   -------------  -------------
Restricted Cash, net of current portion ....................          72,932     155,517,867     82,722,270
                                                                ------------   -------------  -------------
Capitalized finance costs, net .............................              --      19,333,330     10,283,686
                                                                ------------   -------------  -------------
Property and Equipment, net ................................      13,619,207      23,161,261     12,319,820
                                                                ------------   -------------  -------------
Construction in progress ...................................              --      10,406,731      5,535,495
                                                                ------------   -------------  -------------
Goodwill ...................................................              --       1,477,582        785,948
                                                                ------------   -------------  -------------
     Total assets ..........................................      19,331,296     459,879,818    244,616,925
                                                                ============   =============  =============


    See notes to the unaudited condensed consolidated financial statements.

            VERSATEL TELECOM INTERNATIONAL N.V. AND ITS SUBSIDIARIES

              AUDITED CONDENSED CONSOLIDATED BALANCE SHEET AUDITED
                     AS OF DECEMBER 31, 1997 AND UNAUDITED
         CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 1998



                                                              December 31,       September 30, 1998
                                                                  1997              (Unaudited)
                                                              ------------  ----------------------------
                                                                  NLG            NLG             US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable .......................................    20,674,434     11,443,960     6,087,213
  Due to related parties .................................       248,525             --            --
  Accrued liabilities ....................................     7,690,886     34,924,226    18,576,716
  Current portion of deferred income .....................        98,434        157,003        83,512
  Current portion of capital lease obligations ...........       278,661        325,346       173,057
                                                             -----------    -----------   -----------
     Total current liabilities ...........................    28,990,940     46,850,535    24,920,498
                                                             -----------    -----------   -----------
Deferred Income, net of current portion ..................       341,648             --            --
                                                             -----------    -----------   -----------
Capital Lease Obligations, net of current portion ........       107,813             --            --
                                                             -----------    -----------   -----------

Long Term Debt ...........................................            --    422,539,286   224,754,939
                                                             -----------    -----------   -----------

Subordinated Convertible Shareholder Loans ...............     8,105,000             --            --
                                                             -----------    -----------   -----------
Shareholders' Equity:
  Ordinary Shares, NLG 0.10 par value, 44,550,000 shares
     authorized and 19,427,405 issued and outstanding at
     September 30, 1998 and 9,579,643 issued and
     outstanding at December 31, 1997 ....................       957,964      1,942,741     1,033,373
  Additional paid-in capital .............................     6,037,011     50,786,536    27,014,115
  Warrants ...............................................            --      3,341,000     1,777,128
  Accumulated deficit ....................................   (25,209,080)   (65,580,280)  (34,883,128)
                                                             -----------    -----------   -----------
     Total shareholders' equity ..........................   (18,214,105)    (9,510,003)   (5,058,512)
                                                             -----------    -----------   -----------
          Total liabilities and shareholders' equity .....    19,331,296    459,879,818   244,616,925
                                                             ===========    ===========   ===========

    See notes to the unaudited condensed consolidated financial statements.

            VERSATEL TELECOM INTERNATIONAL N.V. AND ITS SUBSIDIARIES

       UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
      QUARTERLY PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 AND FOR THE NINE
                MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1998.

                                                            Three months ended                          Nine months ended
                                                               September 30,                              September 30,
                                                 --------------------------------------    ---------------------------------------
                                                    1997        1998            1998         1997           1998          1998
                                                 ---------    ----------      ---------    ----------     ----------    ----------
                                                    NLG         NLG              US$         NLG            NLG           US$
OPERATING REVENUES.........................      5,325,110    10,130,246      5,388,429    14,262,632     25,880,335    13,766,136

OPERATING EXPENSES
   Cost of Revenues excluding depreciation
      and amortization.....................      4,841,231     8,030,332      4,271,453    11,169,554     21,120,277    11,234,190
   Selling, general and administrative.....      5,597,885    15,727,760      8,365,830    10,929,293     30,001,986    15,958,504
   Depreciation and amortization...........        557,984     2,220,048      1,180,877     1,238,377      4,913,693     2,613,666
                                               -----------   -----------    -----------   -----------    -----------   -----------
   Total operating expenses................     10,997,100    25,978,140     13,818,160    23,337,224     56,035,956    29,806,360
                                               -----------   -----------    -----------   -----------    -----------   -----------
   Operating loss..........................     (5,671,990)  (15,847,894)    (8,429,731)   (9,074,592)   (30,155,621)  (16,040,224)

OTHER INCOME (EXPENSES)
   Foreign exchange gains, net.............              6     5,086,856      2,705,774             6      4,747,232     2,525,123
   Interest income.........................              0     6,172,061      3,283,011        20,686      8,143,802     4,331,810
   Interest expense - third parties........        (13,698)  (15,108,621)    (8,036,500)      (34,424)   (20,296,407)  (10,795,961)
   Interest expense - related parties......       (126,318)           --             --      (315,939)    (2,810,398)   (1,494,893)
                                               -----------   -----------    -----------   -----------    -----------   -----------
                                                  (140,010)   (3,849,704)    (2,047,715)     (329,671)   (10,215,771)   (5,433,921)

   Net loss................................     (5,812,000)  (19,697,598)   (10,477,446)   (9,404,263)   (40,371,392)  (21,474,145)
                                               -----------   -----------    -----------   -----------    -----------   -----------
   Net loss per share (Basic and Diluted)..          (0.65)        (1.01)         (0.54)        (1.06)         (2.65)        (1.41)

   Weighted average number of shares
      outstanding..........................      8,910,000    19,427,405     19,427,405     8,910,000     15,247,579    15,247,579
                                               ===========   ===========    ===========   ===========    ===========    ===========

    See notes to the unaudited condensed consolidated financial statements.

            VERSATEL TELECOM INTERNATIONAL N.V. AND ITS SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998


                                                                       Nine Months Ended
                                                                         September 30,
                                                                 1997                   1998
                                                              ----------    --------------------------
                                                                  NLG            NLG           US$

Cash Flows from Operating Activities:
  Net loss..................................................  (9,404,263)    (40,371,392)    (21,474,145)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Depreciation and amortization..........................   1,238,377       4,913,693       2,613,666
     Restricted cash........................................     139,332    (155,368,955)    (82,643,061)
     Deferred income........................................        --          (283,079)       (150,572)
     Currency translation adjustment........................        --               192             102
  Changes in other operating assets and liabilities
     Accounts receivable....................................    (941,437)     (4,094,179)     (2,177,755)
     Inventory..............................................    (383,024)       (711,123)       (378,257)
     Prepaid expenses and other.............................  (2,531,483)     (1,312,730)       (698,261)
     Accounts payable.......................................   9,632,954      (9,230,474)     (4,909,827)
     Due to related parties.................................    (217,987)       (248,525)       (132,194)
     Accrued liabilities....................................   3,299,548      27,233,340      14,485,819
                                                               ---------     ------------    ------------
          Net cash provided by (used in) operating
            activities......................................     832,017    (179,473,232)    (95,464,485)
                                                               ---------    -------------   -------------
Cash Flows from Investing Activities:
  Capital expenditures......................................  (5,237,884)    (24,075,808)    (12,806,281)
                                                              -----------   -------------   -------------
Cash Flows from Financing Activities:
  Proceeds (redemptions) from capital lease obligations.....    (126,262)        (61,128)        (32,515)
  Proceeds from subordinated convertible shareholder
     loans..................................................   2,000,000      (8,105,000)     (4,311,170)
  Finance costs, net........................................        --       (20,000,000)    (10,638,298)
  Proceeds from senior notes................................        --       422,539,286     224,754,939
  Shareholder contributions.................................        --        49,075,302      26,103,884
  Goodwill paid on acquisition..............................        --        (1,597,582)       (849,778)
                                                              -----------    ------------   -------------

          Net cash provided by financing activities.........   1,873,738     441,850,878     235,027,063
                                                              -----------    ------------   -------------

Net Increase (Decrease) in Cash.............................  (2,532,129)    238,301,838     126,756,297
Cash, beginning of the year.................................   4,290,119       1,345,981         715,947
                                                              -----------    ------------   -------------
Cash, end of the period.....................................   1,757,990     239,647,819     127,472,244
Supplemental Disclosures of Cash Flow Information:
  Cash paid for --
     Interest (net of amounts capitalized)..................    (274,000)       (217,000)       (115,425)
     Income taxes...........................................          --              --              --

    See notes to the unaudited condensed consolidated financial statements.

            VERSATEL TELECOM INTERNATIONAL N.V. AND ITS SUBSIDIARIES

       UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                     Common      Paid-in                  Accumulated
                                     Stock       Capital     Warrants       Deficit       Total
                                     ------      -------     --------     -----------     -----
                                      NLG          NLG          NLG          NLG           NLG
Balance, December 31, 1997.......    957,964     6,037,011          --   (25,209,080)  (18,214,105)

Net Loss.........................         --            --          --   (40,371,392)  (40,371,392)
Issuance of warrants.............         --            --   3,341,000            --     3,341,000
Contributions....................    984,777    44,749,525          --            --    45,734,302
Currency translation adjustment..         --            --          --           192           192
                                   ---------    ----------   ---------   -----------   -----------
Balance, September 30, 1998......  1,942,741    50,786,536   3,341,000   (65,580,280)   (9,510,003)
                                   ---------    ----------   ---------   -----------   -----------






    See notes to the unaudited condensed consolidated financial statements.

            VERSATEL TELECOM INTERNATIONAL N.V. AND ITS SUBSIDIARIES

                 NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 1998
                               AND FOR THE THREE
            AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1998
                   (ALL AMOUNTS EXPRESSED IN DUTCH GUILDERS)

1.   FINANCIAL PRESENTATION AND DISCLOSURES

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements of VersaTel Telecom International N.V., formerly known as VersaTel Telecom B.V., and its wholly-owned subsidiaries (the "Company") have been prepared in conformity with US generally accepted accounting principles ("US GAAP") and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of September 30, 1998, and the results of operations and cash flows for the three months and nine months ended September 30, 1997 and 1998.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's 1997 audited financial statements and the notes related thereto. The results of operations for the nine months period ended September 30, 1998 may not be indicative of the operating results for the full year.

     As of September 30, 1998, the Company wholly-owned the following subsidiaries:

     -- VersaTel Telecom Europe B.V.
     -- VersaTel Telecom Netherlands B.V.
     -- VersaTel Telecom Belgium N.V.
     -- Bizztel Telematica B.V.

     All intercompany assets, liabilities and transactions have been eliminated in consolidation.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and can not be applied retroactively. The Company has not yet quantified the impacts of adopting SFAS No. 133 on the financial statements and have not determined the timing of or method of our adoption of SFAS No. 133.

2.   FINANCIAL CONDITION AND OPERATIONS

     For the year ended December 31, 1997, the Company had a loss from operating activities of NLG 19,273,250 and negative working capital of NLG 23,351,783 at December 31, 1997. For the nine-month period ended September 30, 1998, the loss from operating activities amounted to NLG 40,371,392 and the positive working capital at September 30, 1998 amounted to NLG 203,132,512. In addition, the Company had an accumulated deficit of NLG 25,209,080 as of December 31, 1997 and of NLG 65,580,280 as of September 30, 1998. The Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services. In addition, prices in the telecommunications industry in Europe have declined in recent years and, as competition continues to increase, the Company expects that prices will continue to decline. Management of the Company believes that the Company will be able to borrow additional financing in order to develop its network and by that increasing traffic volume. Also, management believes that it is able to reduce the cost of providing telecommunication services, commensurate with the decline of the prices. To sustain its current and future level of operations the Company issued a private debt offering with gross proceeds of US$225,000,000 on May 20, 1998 repayable in 2008 (the "First Offering"). The First Offering consists of
13 1/4% senior notes due 2008 and warrants to purchase 1,500,000 Ordinary
Shares of the Company. The costs in connection with the First Offering of NLG 20.0 million have been capitalized and are being amortized over the duration of the underlying offering (10 years).

3.   RECAPITALIZATION

     To increase the equity of the Company by means of the conversion of subordinated debt and cash contribution by its shareholders, the Company has completed the following four part recapitalization (the "Recapitalization").

     In February 1998, NeSBIC Venture Fund C.V. ("NeSBIC") converted its NLG 4.5 million bridge loan into ordinary shares of the Company (the "Ordinary Shares"). In addition, Telecom Founders B.V. ("Telecom Founders") and NeSBIC invested an additional NLG 7.2 million in equity capital in the Company which was formally contributed on April 17, 1998. In addition, NeSBIC and Cromwilld converted their subordinated convertible notes totaling NLG 3.6 million into Ordinary Shares of the Company in April 1998. The third component included a new equity investment by Paribas Deelnemingen N.V. ("Paribas") of NLG 12.8 million. In May 1998, NeSBIC, Telecom Founders, Paribas and Nederlandse Participatie Maatschappij N.V. ("NPM") have invested an additional NLG 15.0 million in equity capital. Accordingly, the invested equity in the Company has increased from NLG 7.0 million to NLG 50.1 million.

     The conversion price of NLG 3.36 per share used for the conversion of the 1996 and 1997 loans was approved in separate shareholder resolutions, dated March 2, 1998 and September 30, 1997, respectively.

     The estimated fair value at the date of the extinguishment of the shareholder loans amounted to NLG 4.45 per share, which represented the price paid by an unrelated party on April 8, 1998 for the Company's ordinary shares. As the conversion took place very shortly thereafter on April 17, 1998, the price paid by the new shareholder was deemed to be fair value on the date of extinguishment.

     Cromwilld, one of the shareholders of the Company, has objected to the above Recapitalization. Based upon advice from the Company's legal counsel, the impact of this objection is considered to be remote.

4.   CONSTRUCTION IN PROGRESS

     The company continues to build out its network and is securing rights of way for the Benelux overlay network (the "Benelux Overlay Network"). The resulting assets as of September 30, 1998 have been recorded at cost under the caption "Construction in progress." Reference is also made to Note 6.

5.   ACQUISITION

     On May 29, 1998 and August 10, 1998, the Company acquired the shares of Bizztel Telematica B.V. ("Bizztel") in two phases. The figures of Bizztel are included in the financial statements as of September 30, 1998. The key figures of Bizztel as included in the financial statements of VersaTel as of September 30, 1998 of VersaTel are sales of NLG 176,000, total assets NLG 311,000, total equity of NLG (679,256) and net loss for the period of NLG (213,502).

     The Company applied the purchase accounting method. The goodwill, being the difference between the purchase price amounting to NLG 1,131,827 in total and the net asset value as of acquisition date, is being capitalized and amortized in 5 years.

     Since the impact on the revenues, net income and earnings per share data on the consolidated Company figures is not material, pro forma figures have been omitted.

6.   COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

     Commitments in connection to the roll-out of the Company's network, not yet recorded on the balance sheet, amount to approximately NLG 36 million as of September 30, 1998. Reference is also made to Note 4.

7.   SUBSEQUENT EVENT

     In November 1998 the Company acquired CS Net B.V. and its subsidiaries ("CS Net"). The key figures of CS Net as of July 31, 1998 are summarized as follows: sales NLG 2,023,000, total assets NLG 1,491,000, and net income for the period ended July 31, 1998 NLG 173,000.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     VersaTel is a rapidly growing alternative telecommunications service provider based in Amsterdam, The Netherlands. VersaTel's objective is to become the leading alternative provider of facilities-based national and international telecommunications services in the Benelux region. The Company currently provides high quality competitively priced international and national long distance telecommunications services in The Netherlands, primarily to small - and-medium-sized businesses and selected residential customers. The Company also offers international telecommunications services to Belgium for small - and medium-sized businesses. The Company's network (the "Network" or the "VersaTel Network") currently operates through a Nortel DMS 100 switch located in Amsterdam and connections to other carriers, including PTT Telecom. The Company also expects that an additional Nortel DMS 100 switch located in Antwerp will come operational by year end. Business and residential customers access the VersaTel Network indirectly by dialing (manually, through an auto-dialer or through pre-programmed PBX's) the Company's "1611" carrier select code. Wholesale customers access the Network directly through leased lines. Prior to liberalization and the implementation of the "1611" code, business and residential customers used the six-digit Virtual Private Network ("VPN") code or the Company's Direct Inward System Access ("DISA") code, which involves a two stage call set-up. Both the VPN and DISA codes are currently being phased out as customers are being migrated to the "1611" carrier select code.

REVENUES

     VersaTel currently derives most of its revenues from the provision of long distance telecommunications services in The Netherlands. VersaTel provides international long distance and national long distance services to its customer base of small- and medium-sized businesses as well as selected residential customers. The Company also provides wholesale services to other telecommunications service providers.

     VersaTel's revenues are derived primarily from minutes of telecommunications traffic billed. The following table sets forth the total revenues and billable minutes of use attributable to VersaTel's operations for the years ended December 31, 1996 and December 31, 1997 and for the nine months ended September 30, 1997 and September 30, 1998 as well as the total number of customers as of December 31, 1996 and December 31, 1997 and as of September 30, 1998. All of VersaTel's 1996 and 1997 revenues were derived from The Netherlands. VersaTel started generating revenues in Belgium in October 1998 and is expecting to start generating revenues in Luxembourg in 1999.

                                                                    Fiscal           Nine Months
                                                                  Years Ended            Ended
                                                                  December 31,       September 30,
                                                                ----------------    ----------------
                                                                 1996      1997      1997      1998
                                                                ------    ------    ------    ------
                                                                         (NLG IN THOUSANDS)
REVENUES
  Business customers........................................     6,143    16,948    12,868    22,917
  Residential customers.....................................         0        11        --       233
  Wholesale customers.......................................       285     1,937     1,395     2,730
                                                                ------    ------    ------    ------
     Total..................................................     6,428    18,896    14,263    25,880

                                                                           (IN THOUSANDS)
BILLABLE MINUTES OF USE
  Business customers........................................     6,237    21,469    14,910    61,650
  Residential customers.....................................         0        42         0     1,022
  Wholesale customers.......................................       250     1,850     1,324    10,644
                                                                ------    ------    ------    ------
     Total..................................................     6,487    23,361    16,234    73,316

                                                                    As Of               As Of
                                                                 December 31,        September 30,
                                                                --------------     ----------------
                                                                1996     1997       1997       1998
                                                                -----    -----      -----      -----
CUSTOMERS
  Business customers........................................      669    2,014      1,463      5,022
  Residential customers.....................................        0      230         --      1,436
  Wholesale customers.......................................        1        1          1          3
                                                                -----    -----      -----      -----
     Total..................................................      670    2,245      1,464      6,461

     Currently, small- to medium-sized businesses generate the majority of VersaTel's revenues. VersaTel expects revenues from the residential customer segment to grow substantially with increased awareness of its "1611" carrier select code, future introduction of carrier pre-selection, additional marketing efforts and the introduction of new products and services targeted at residential customers. In the future, the Company also expects to derive revenues from monthly charges, incoming calls and new services as a result of directly connecting business customers to the VersaTel Network. The Company also derives a limited amount of revenues from switched voice services offered to other telecommunications service providers on a wholesale basis. As the Benelux Overlay Network is completed and as the Company has capacity available, it intends to increase its marketing efforts in the wholesale segment to increase utilization of the Network. The Company expects to expand its wholesale offerings to include the sale of dark fiber, conduit and rights-of-way access to help offset the cost of constructing the Network.

     VersaTel's revenues are derived from minutes of telecommunications traffic billed and revenues are allocated to the period in which the traffic has occurred. VersaTel generally prices its services at a discount to the local PTTs and expects to continue this pricing strategy as the Company expands its operations. In general, PTTs have been reducing their rates over the last few years. As a result, VersaTel has experienced and expects to continue to experience declining revenue per minute. KPN Telecom N.V. reduced its prices most recently in May and July 1998 with reductions of approximately 10.0% and 15.0%, respectively, which are expected to have an adverse impact on margins in the near term. Additionally, the Company expects to increase its national billable minutes, which are priced at lower rates than international minutes. As national and wholesale billable minutes increase as a percentage of total billable minutes, average revenue per billable minute will further decline. However, due to technological improvements, liberalization of the European telecommunications market and increased available transmission capacity, both from third parties and as the VersaTel Network is built out, VersaTel expects costs per minute to decline as well. Management believes that the decline of per minute prices will out-pace the decline in per minute costs into 1999, resulting in downward pressure on operating margins. Management believes that over the long term, this trend will reverse and operating margins will thereby improve; however, there can be no assurances that this will occur. If reductions in costs do not in fact out-pace reductions in revenues, VersaTel may experience a substantial reduction in its margins on calls which, absent a significant increase in billable minutes of traffic carried or increased charges for additional services, would have a material adverse effect on VersaTel's business and financial results. In addition, the introduction of the euro will lead to a greater transparency for prices in the European telecommunications market, which may lead to further competition and price decreases.

COST OF REVENUES

     VersaTel's costs of revenues are comprised of origination costs, network costs and termination costs and are both fixed and variable. Origination costs represent the cost of carrying traffic from the customer to the VersaTel Network. Origination charges for calls transported to the VersaTel Network are variable and are incurred on a per minute basis, including the call set-up charges. Origination charges for business and residential customers are charged by the PTT either to VersaTel, in the case of the "1611" and VPN codes, or directly to customers, in the case of the DISA code. In cases where the business or residential customer is charged directly by the former monopoly telecommunications carrier (a "PTT") for the origination costs, VersaTel reimburses the customer by means of a credit to the customer's account. The charges credited directly to the customer are a result of the use of the DISA access code and, as noted above, are being phased out by the Company. Origination costs billed directly to customers by the PTT are not included in the revenues of VersaTel. The charges credited to the customer are recorded as cost of revenues.

     The Company has experienced a significant decrease in origination costs and expects that these will continue to decrease significantly over time due to competition and regulatory orders. In July 1998, the Netherlands regulatory authority, the Onafhankelijke Post en Telecommunicatie Autoriteit ("OPTA"), ruled that origination and termination charges be reduced by 55% and 30%, respectively. In addition, as VersaTel builds-out its Network, it intends to connect directly as many business customers as economically feasible to the VersaTel Network, thereby eliminating origination charges for these customers.

These decreases would be offset to some extent by amortization and depreciation charges associated with the construction of the Network. There can be no assurance that the trend in decreasing access costs will continue. As a result, if origination costs do not continue to decrease, anticipated decreases in revenues per minute would cause the Company to experience a decline in gross margins per billable minute which would have a material adverse effect on the Company's business and financial performance.

     Currently, network costs represent the cost of transporting traffic between the VersaTel switch and points of interconnection using leased lines. However, as VersaTel builds-out the Network, the Company will establish more points of interconnection and, as a result, expects network costs to rise in the future.

     Termination costs are the per minute costs associated with using carriers to carry a call from the point of interconnection to the final destination. Through least-cost routing, the VersaTel switch directs calls to the most cost-efficient carrier for the required destination. As VersaTel builds-out the Network to new points of interconnection, the Company expects to be able to reduce average termination costs per minute. For example, once VersaTel establishes a direct link from Amsterdam to Rotterdam, the Company will no longer pay for national termination costs on that route and will only pay local termination costs from the point of interconnection in Rotterdam to the final destination in that city. The Company also believes that per minute termination costs will continue to decrease due to several additional factors including: (i) the incremental build-out of the VersaTel Network which will increase the number of carriers with which it interconnects; (ii) the increase of minutes originated by VersaTel which should lead to higher volume discounts available to the Company; (iii) more rigorous implementation of the EC directives requiring cost-based termination rates and leased line rates; and (iv) emergence of new telecommunication service providers and the construction of new transmission facilities resulting in increased competition. There can be no assurance, however, that the trend in decreasing termination costs will continue.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs. These expenses have increased as the Company has developed and expanded its workforce, and are expected to continue to increase as new operations are established and the Company expands. Selling, general and administrative expenses as a percentage of revenue will continue to vary from period to period as a result of start-up costs relating to expansion into new regions.

     The Company has grown substantially since its inception and intends to continue to grow by adding more sales, marketing and customer support staff. In addition, the Company expects to establish additional sales offices in the future. The expansion of its sales, marketing and customer support staff and the development of additional sales offices involves substantial training costs and start-up costs, a large portion of which will be reflected as fixed costs and recorded as selling, general and administrative charges. Accordingly, the Company's results of operations will vary depending on the timing and speed of the Company's expansion strategy and, during a period of rapid expansion, selling, general and administrative expenses will be relatively higher than during more stable periods of growth.

  DEPRECIATION AND AMORTIZATION

     The Company capitalizes and depreciates its fixed assets, including switching equipment and fiber-optic cable, over periods ranging from two to twenty-five years. In addition, the Company capitalizes and amortizes the cost of installing dialers at customer sites. The development of the VersaTel Network will require large capital expenditures and larger depreciation charges in the future. Increased capital expenditures will adversely affect the Company's future operating results due to increased depreciation charges and interest expense.

  FOREIGN EXCHANGE

     The Company has substantial U.S. dollar denominated assets and liabilities. The Company is therefore exposed to fluctuations in the U.S. dollar and other currencies which may result in foreign exchange gains and/or losses. Only a limited number of equipment purchases and consultancy activities are billed to the Company in currencies other than Dutch guilders. The Company reviews on a weekly basis the currency risk of U.S. dollars to Dutch guilders. Based on its requirements for Dutch guilders, the Company from time to time hedges a portiom of its foreign currency risk in order to lock into a rate for a given time.

RESULTS OF OPERATIONS

  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1997

     Revenues increased by NLG 4.8 million to NLG 10.1 million for the three months ended September 30, 1998 from NLG 5.3 million for the three months ended September 30, 1997, representing an increase of 90.6%. The growth in revenues resulted primarily from the addition of new customers, the introduction of national long distance services in The Netherlands and an increase in wholesale traffic. The revenue for the three months ended September 30 of 1998 as compared to the same period in 1997 was negatively impacted by general price reductions initiated by PTT Telecom in October 1997 of approximately 28.0%, in May 1998 of approximately 10.0% and in July of 1998 of approximately 15.0%. VersaTel responded to these price reductions by reducing its own prices.

     Billable minutes of use increased by 27.8 million to 34.0 million for the three months ended September 30, 1998 from 6.2 million for the three months ended September 30, 1997, representing an increase of 448.4%. The number of customers increased by 4,997 to 6,461 as of September 30, 1998 from 1,464 as of September 30, 1997.

     Cost of revenues increased by NLG 3.2 million to NLG 8.0 million for the three months ended September 30, 1998 from NLG 4.8 million for the three months ended September 30, 1997, primarily reflecting an increase in billable minutes. This increase was partially offset by declines in per minute international termination and origination costs resulting from the migration of customers from the DISA and VPN codes to the "1611" carrier select code.

     Selling, general and administrative expense increased by NLG 10.1 million to NLG 15.7 million for the three months ended September 30, 1998 from NLG 5.6 million for the three months ended September 30, 1997, representing an 180.4% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, a major brand advertising campaign and one time related start-up expenses for Belgium operations network expenses.

     Depreciation and amortization expenses increased by NLG 1.6 million to NLG
2.2 million for the three months ended September 30, 1998 from NLG 0.6 million for the three months ended September 30, 1997. This increase was primarily related to capital expenditures incurred in connection with the deployment of the Nortel DMS 100 switch in Amsterdam, an increase in the number of dialers installed due to customer growth and the purchase of office furniture and computer equipment.

     Currency exchange gains, net, increased to NLG 5.1 million for the three months ended September 30, 1998 from no gain/loss for the three months ended September 30, 1997 as a result of the net gains of the Company's dollar denominated assets and liabilities on the balance sheet.

     Interest income increased to NLG 6.2 million for the three months ended September 30, 1998 from no income for the three months ended September 30, 1997. This increase is primarily related to the Company's positive cash balance as a result of the First Offering.

     Interest expense increased by NLG 15.0 million to NLG 15.1 million for the three months ended September 30, 1998 from NLG 0.1 million for the three months ended September 30, 1997. This increase is primarily related to the accrual of interest expense on the notes issued in the First Offering.

  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997

     Revenues increased by NLG 11.6 million to NLG 25.9 million for the nine months ended September 30, 1998 from NLG 14.3 million for the nine months ended September 30, 1997, representing an increase of 81.1%. The growth in revenues resulted primarily from the addition of new customers, the introduction of national long distance services in The Netherlands and an increase in wholesale traffic. The revenue for the nine months ended September 30 of 1998 as compared to the same period in 1997 was negatively impacted by general price reductions initiated by PTT Telecom, in May 1998 of approximately 10.0% and in July of 1998 of approximately 15.0%. VersaTel responded to these price reductions by reducing its own prices.

     Billable minutes of use increased by 57.1 million to 73.3 million for the nine months ended September 30, 1998 from 16.2 million for the nine months ended September 30, 1997, representing an increase of 352.5%. The number of customers increased by 4,997 to 6,461 as of September 30, 1998 from 1,464 as of September 30, 1997.

     Cost of revenues increased by NLG 9.9 million to NLG 21.1 million for the nine months ended September 30, 1998 from NLG 11.2 million for the nine months ended September 30, 1997, primarily reflecting an increase in billable minutes. This increase was partially offset by declines in per minute international termination and origination costs resulting from the migration of customers from the DISA and VPN codes to the "1611" carrier select code.

     Selling, general and administrative expense increased by NLG 19.1 million to NLG 30.0 million for the nine months ended September 30, 1998 from NLG 10.9 million for the nine months ended September 30, 1997, representing an 175.2% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, a major brand advertising campaign and one time related start-up expenses for Belgium operations network expenses.

     Depreciation and amortization expenses increased by NLG 3.7 million to NLG
4.9 million for the nine months ended September 30, 1998 from NLG 1.2 million for the nine months ended September 30, 1997. This increase was primarily related to capital expenditures incurred in connection with the deployment of the Nortel DMS 100 switch in Amsterdam and an increase in the number of dialers installed due to customer growth and the purchase of computer equipment and office furniture.

     Currency exchange gains, net, increased to NLG 4.7 million for the nine months ended September 30, 1998 from no gain/loss for the nine months ended September 30, 1997 as a result of the net gains of the Company's dollar denominated assets and liabilities on the balance sheet.

     Interest income increased by NLG 8.1 million to NLG 8.1 million for the nine months ended September 30, 1998 from NLG 20,000 for the nine months ended September 30, 1997. This increase was primarily related to the Company's positive cash balance as a result of the First Offering.

     Interest expense increased by NLG 22.8 million to NLG 23.1 million for the nine months ended September 30, 1998 from 0.3 million for the nine months ended September 30, 1997. This increase is primarily related to the accrual of interest expense on the notes issued in the First Offering.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has incurred significant operating losses and negative cash flows as a result of the development of its business and the VersaTel Network. Prior to the First Offering, the Company had financed its growth primarily through equity and subordinated loans from its shareholders. In May 1998, the Company issued notes and warrants in the First Offering and raised net proceeds of $216.2 million, $78.9 million of which was placed in escrow to fund the first six interest payments on the notes. The Company has since used a significant amount of the remaining net proceeds of the First Offering to make capital expenditures related to the expansion and development of the VersaTel Network, to fund operating losses and for other general corporate purposes.

     Although the Company currently maintains significant cash balances, it will require substantial additional capital to continue funding the cost of the VersaTel Network.

     From and after November 15, 2001, the Company will be required to fund substantial interest payments on the notes on a current basis. The Company will need to substantially increase its net cash flow in order to meet its debt service obligations at that time, including its obligations on the notes.

     To date, the Company has made limited use of bank facilities and capital lease financing. The Company currently is in the process of raising approximately $150,000,000 through a private placement of notes and warrants.

     Net cash provided by operating activities was NLG 5.8 million in the fiscal year December 31, 1997 compared to negative NLG 1.7 million in the fiscal year ended December 31, 1996. This was primarily the result of an increase in accounts payable of NLG 18.7 million in the fiscal year ended December 31, 1997. The increase in accounts payable was mainly caused by non-paying of current payables as a result of the liquidity difficulties discussed below.

     Net cash used in investing activities was NLG 14.5 million in the fiscal year ended December 31, 1997 and NLG 2.6 million in the fiscal year ended December 31, 1996. Substantially all the cash utilized by investing activities in each fiscal year resulted from an increase in capital expenditures to expand the VersaTel Network. The Company does not expect any material disruption nor any material expenditures in connection with the transition of its billing and information systems to the year 2000.

     Net cash provided by financing activities was NLG 5.8 million in the fiscal year ended December 31, 1997 and NLG 8.6 million in the fiscal year ended December 31, 1996. Net cash provided by financing activities in the fiscal year ended December 31, 1997 resulted mainly from NLG 1.5 million of capital contributions and NLG 4.5 million of subordinated loans obtained from one of the Company's shareholders. For the fiscal year ended December 31, 1996, net cash provided by financing activities of NLG 8.6 million resulted from NLG 5.0 million of capital contributions and NLG 3.2 million of subordinated loans obtained from the Company's shareholders, as well as capital leases to an amount of NLG 0.4 million.

     Prior to the First Offering, the Company experienced liquidity difficulties, which resulted in attachments to its bank account by certain creditors. This situation was resolved by the contribution of new equity by certain of the Company's shareholders and by guarantees for the benefit of one of the creditors.

     In February 1998, as part of the Recapitalization two of the three shareholders of the Company, Telecom Founders and NeSBIC, a subsidiary of Fortis, invested an additional NLG 7.2 million in equity capital in the Company. Although this contribution was received in February 1998, the formal shareholders meeting approving the amount to be labelled as capital was not executed until April 17, 1998. In addition, NeSBIC and Cromwilld converted their subordinated convertible notes totaling NLG 3.6 million into Ordinary Shares of the Company, and NeSBIC converted its NLG 4.5 million bridge loan into Ordinary Shares of the Company. The third component of the Recapitalization was comprised of a new equity investment by Paribas of NLG 12.8 million. Lastly, the Company received from Telecom Founders, NeSBIC, Paribas and NPM to invest an additional NLG 15.0 million in equity capital immediately prior to the closing of the First Offering. As a result of the Recapitalization, the Company's share capital increased from NLG 7.0 million to NLG 50.1 million.

YEAR 2000 COMPLIANCES

     The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.


  THE YEAR 2000 AND VERSATEL'S READINESS

     VersaTel is undertaking a comprehensive program to address the Year 2000 issue with respect to the following:

     1.   The Company's information technology systems;

     2. The telephony switching network (including equipment installed at customers' premises);

     3. The Company's non-information technology systems (including buildings, plant, equipment and other infrastructure systems that may contain embedded micro controller technology);

     4. The systems of the Company's major vendors (insofar as they relate to the Company's business); and

     5.   The Company's customers.

     This program involves four "Steps": (1) a wide ranging assessment of Year 2000 problems that might affect the Company; (2) the development and implementation of remedies to address discovered problems; (3) the testing of the Company's systems; and (4) an analysis of the worst case scenario for the Company. The Company expects to complete Steps 1 and 2 of this program by the end of the first quarter, Step 3 by the end of the second quarter of 1999 and Step 4 by the end of the second quarter of 1999.

  STEPS 1-2: ASSESSMENT OF YEAR 2000 ISSUES, DEVELOPMENT AND IMPLEMENTATION OF REMEDIES

  The Information Technology Systems.

     The Company is currently undergoing a major program to replace all of its existing systems for billing, customer care and mediation and expects to have completed the replacement program by the end of the first quarter of 1999. In selecting the new OSS systems, the Company asks for guarantees from the manufacturers of Year 2000 compliance. The Company is also checking all its custom designed software for Year 2000 compliance.

     The Company uses Windows 95 and Windows NT 4.0 as its operating systems. The Company expects to upgrade all of its Windows 95 operating systems to Windows 98, which is Year 2000 compliant, in the first quarter of 1999. The Company expects to install the latest service pack for its NT 4.0 operating systems which is Year 2000 compliant in the first quarter of 1999. The Company does not presently use any other desktop or server operating systems.

  The Telephony Switching Network.

     The Company has consulted with Nortel, the manufacturer of its DMS-100 telephony switches and believes that its switches will be Year 2000 compliant before the end of 1998. The Company is currently upgrading its switch operating software to EURO-8, which is Year 2000 certified and is also investigating the Year 2000 compliance of its routers installed at customer premises to direct traffic on to the VersaTel Network.

  The Non-Information Technology Systems.

     The Company's office buildings have the following embedded systems: monitor alarm (intrusion and sensors), personnel registration plus floor access, fire alarm, climate control and electrical power maintenance (generators). The Company's facilities management team is currently investigating if the embedded systems are Year 2000 compliant and intends to ensure that they will be by the end of the fourth quarter of 1998.

  Major Vendors' Systems.

     The Company is asking all of its major vendors to demonstrate their approach to the Year 2000 problem and to give guarantees that the millennium will not interrupt their services to the Company. The Company is informing its vendors that Year 2000 compliance in their services and products is an essential element of the existing business relationship. The managers responsible for each vendor relationship are asking for these guarantees and the response to date has been positive. The Company is now formalizing these requests, sending letters, and compiling a list of vendors' responses.

  Customers' Systems.

     The Company's customer services department intends to discuss with customers the Year 2000 issue, including whether such customer is Year 2000 compliant and to suggest that, where this issue has not been resolved, the customer seek advice. No assurances can be given that the Company's customers will either take such advice or be Year 2000 compliant on a timely basis.

  STEP 3: TESTING OF THE COMPANY'S SYSTEMS

     VersaTel intends to conduct a full operational test of its entire business by the end of the second quarter of 1999, when the Company expects that all of its systems and processes will be Year 2000 compliant. The Company's services and products are primarily provided to business customers who operate Monday through Friday and therefore it plans to conduct this test during a weekend. Certain customers have approved this plan and have agreed to participate in the test.

  STEP 4: WORST CASE SCENARIO

     The Company believes that the worst effect of the Year 2000 issue would be the inability of customers to complete calls. Nortel, the manufacturer of the Company's switches, has conducted extensive Year 2000 tests with the EURO-8 software and has informed the Company that it believes the Company's switches are Year 2000 compliant. The Company will be approaching Nortel for guarantees regarding this compliance.

     If the Company's Year 2000 compliant billing system fails to function correctly, the Company believes that bills could still be distributed by modifying the call detail record's timestamp to reflect a pre-Year 2000 date.

     The ability of the Company's customer care team to supply quality service would be significantly affected if the OSS systems were not available. Service provisioning, additional services and the development of new customers could not continue effectively if the automated provisioning systems fail. The Company is asking for certificates from the manufacturers of these systems that they are Year 2000 compliant.

     The Company's ability to collect revenues depends upon certain financial institutions' computer systems, because approximately 50% of its retail customers pay by way of direct debit facilities. The Company is seeking assurances from these financial institutions that they are Year 2000 compliant.

     The Company believes that it is not very likely that any of the above situations will occur due to the assurances of Year 2000 compliance that it expects to receive from its vendors, software and systems programmers, customers and financial institutions. In the event that one or more of the situations should occur, the Company would attempt to rectify the problem with the appropriate people. However, no assurance can be given that the Company will be successful in obtaining valid assurances or guarantees, that the Year 2000 issue will not have a material adverse effect on the Company, that any Year 2000 effects could be resolved or that the Company would be reimbursed for any additional expenditure under any of the assurances or guarantees that it expects to obtain or otherwise.

  COSTS RELATED TO THE YEAR 2000 ISSUE

     To date, the Company has incurred approximately NLG 200,000 in costs for its Year 2000 program. A substantial portion of costs for the Year 2000 issue will be included in the replacement of the current generation of operating support systems. The Company is replacing these systems to support the business growth and not specifically to remedy the Year 2000 problem. The Company expects to incur additional specific Year 2000 charges that are estimated to be less than NLG 2 million, the majority of which will be incurred during 1999.


                           FORWARD-LOOKING STATEMENTS

     Certain statements included in this document, including without limitation those concerning (i) the Company's expansion plans for its Network, (ii) management's belief concerning the impact of this expansion on its revenue potential, cost basis and margins, (iii) management's belief concerning the competitiveness of its services, (iv) the effects on the Company of certain regulatory developments and the rate and scope of the liberalization of telecommunication services across Europe and (v) the Company's revenue, access, network and termination costs, liquidity and capital resources and rate of future expenditures, contain certain forward-looking statements concerning the Company's business, operating performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

                                    PART II
                               OTHER INFORMATION


ITEM 1.        LEGAL PROCEEDINGS

        None.

ITEM 2.        CHANGES IN SECURITIES

        None.

ITEM 3.        DEFAULTS UPON SENIOR SECURITIES

        None.

ITEM 4.        SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        None.

ITEM 5.        OTHER INFORMATION

        None.

ITEM 6.        EXHIBITS AND REPORTS ON FORM 6-K

               (a) Exhibits

                   3.1* - Deed of Incorporation and Articles of Association (as
                         amended) of the Company

                   4.1* - Indenture, dated May 27, 1998, between the Company
                         and United States Trust Company of New York

                * Previously filed as an exhibit to the Company's Registration
                  Statement on Form F-4, file No. 333-59979.

               (b) No reports on Form 8-K were filed during the period covered by this report.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 19, 1998.


                                        By  s/s Raj Raithatha
                                            ----------------------------
                                            Chief Financial Officer